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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053502

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC MAIL RECEIVED PROCESSING
SEP 2 6 2002
WASHINGTON SECTION

SEC FILE NUMBER
8-28141

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/01_____ AND ENDING _____6/30/02_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIRST HERITAGE CORPORATION

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Hallandale Bch. Blvd.
                              (No. and Street)

Hallandale   FL   33009
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Feldman   (954) 455-9555
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Van Buren & Hauke, LLC
                    (Name - if individual, state last, first, middle name)

63 Wall Street, Suite 2501   New York   NY   10005
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

OCT 2 5 2002

P THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, Jacob Feldman, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of First Heritage Corporation at June 30, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Jacob Feldman, President

Sworn and subscribed to before me this 23 day of September, 2002.

Ronald McCullough
My Commission DD121780
Expires May 30, 2006

FIRST HERITAGE CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):   **Page**



INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
First Heritage Corporation
Hallandale, Florida

We have audited the accompanying balance sheet of First Heritage Corporation as of June 30, 2002 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heritage Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and limited assets. Although the Company is a member of the National Association of Securities Dealers, Inc., there can be no assurance that the Company will have the capital to implement its intended operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Buren & Hauke, LLC

September 19, 2002
New York, New York

FIRST HERITAGE CORPORATION
BALANCE SHEET
As of June 30, 2002

ASSETS

Cash	$	3,979
Clearing deposit		8,629
Receivable from Parent Co.		15,105
Total Assets	$	27,713

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$		265
Stockholder's Equity:			
Common stock, $1.00 par value, 50,000 shares authorized;			
2,000 shares issued and outstanding		2,000	
Additional paid-in capital		32,325	
Retained (deficit)		(6,877)	
Total Stockholder's Equity			27,448
Total Liabilities and Stockholder's Equity	$		27,713

See accompanying notes.

2

FIRST HERITAGE CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2002

Revenues		
Mutual fund income	$	13,737
Other income		101
Total Revenue		13,838
Operating expenses		
Clearing & other expenses		2,054
Other charges/costs		356
Insurance		512
Licenses & regulatory		2,086
Office expenses		164
Total Operating Expenses		5,172
Net income	$	8,666

See accompanying notes.

FIRST HERITAGE CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2002

Cash Flows (Used) By Operating Activities:		
Net income	$	8,666
Adjustments to reconcile net income to cash flows (used) by operating activities:		
Decrease in clearing deposit		610
(Increase) in receivable from Parent Co.		(15,105)
Increase in clearing firm payable		10
Cash Flows (Used) by Operating Activities		(5,819)
Net (decrease) in cash		(5,819)
Cash, July 1, 2001		9,798
Cash, June 30, 2002	$	3,979

FIRST HERITAGE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, June 30, 2000	2,000	$ 2,000	$ 21,050	$ (13,257)	$ 9,793
Capital contributions	-	-	11,275	-	11,275
Capital distributions	-	-	-	-	-
Net (loss) for the year	-	-	-	(2,286)	(2,286)
Balance, June 30, 2001	2,000	$ 2,000	$ 32,325	$ (15,543)	$ 18,782
Net income for the year	-	-	-	8,666	8,666
Balance, June 30, 2002	2,000	$ 2,000	$ 32,325	$ (6,877)	$ 27,448

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

First Heritage Corporation (Company) was incorporated in Michigan in 1982 as Belznak Securities, Inc. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of First Heritage Global, Ltd. (Parent).

In April 2000, the Parent acquired 100% of the issued and outstanding common stock of the Company. Prior to April 2000, the Company had very limited operations and no operations subsequent to that date as management restructured itself to conduct a securities business principally in equities, debt and mutual funds on an agency basis, as well as riskless principal transactions. In February 2001, the Company successfully completed its continuing membership interview with the NASD. In the current fiscal year, the Company earned minimal mutual fund commissions.

The Company expects to clear all of its transactions through security clearing brokers. The Company acts as a broker/dealer and is exempt from Securities and Exchange Commission Rule 15c-3 under paragraph k (2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Emmett A. Larkin., Inc., all securities transactions of the Company are cleared through Emmett A. Larkin., Inc., and the Company's customers are introduced and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is June 30.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 8 to 1. At June 30, 2002, the Company had net capital of $12,343, which was in excess of its required net capital of $5,000.

4.   **RELATED PARTIES**

Substantially all of the Company's operating expenses are paid for by its parent under an unconditional, non-recourse agreement.

5.   **CONTINGENCIES**

In the normal course of business, the Company will be engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

FIRST HERITAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2002

NET CAPITAL:

Total stockholder's equity $27,448

Non-allowable assets and deductions (15,105)

Net capital before haircuts on securities positions 12,343

Haircuts on securities positions -

Net Capital $12,343

AGGREGATE INDEBTEDNESS:
Items included in the statement of financial condition
Accounts payable $ 265

Percentage of aggregate indebtedness to net capital 2%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required $ 5,000

Excess net capital $ 7,343

The above computation does not differ materially from the June 30, 2002 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



| VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com |

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
First Heritage Corporation

In planning and performing our audit of the financial statements and supplementary information of First Heritage Corporation (the "Company") for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Van Buren & Hauke, LLC

September 19, 2002
New York, NY